UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
           AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                               (Amendment No. 1)*



                            Chordiant Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    170404107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Theodore R. Meyer
                            70 Willow Road, Suite 200
                              Menlo Park, CA 94024
                                  650/614-0500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                     ----------------------------------
CUSIP NO.  170404107                 13 D               Page 2 of 8 Pages
-------------------------                     ----------------------------------

------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             Foundation Capital, L.P.            94-3233429
------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [X]
------------ -------------------------------------------------------------------

3            SEC USE ONLY
------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware, United States of America
------------ -------------------------------------------------------------------

         NUMBER OF SHARES            7        SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH                2,849,826 shares
       REPORTING PERSON WITH
                                     -------- ----------------------------------

                                     8        SHARED VOTING POWER
                                              0 shares
                                     -------- ----------------------------------

                                     9        SOLE DISPOSITIVE POWER
                                              2,849,826 shares
                                     -------- ----------------------------------

                                     10       SHARED DISPOSITIVE POWER
                                              0 shares
------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             2,849,826 shares
------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                        [ ]

------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.62%
------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             PN
------------ -------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                     ----------------------------------
CUSIP NO.  170404107                 13 D               Page 3 of 8 Pages
-------------------------                     ----------------------------------

------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             Foundation Capital Entrepreneurs Fund, L.L.C.     94-3241514
------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [X]
------------ -------------------------------------------------------------------

3            SEC USE ONLY
------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware, United States of America
------------ -------------------------------------------------------------------

         NUMBER OF SHARES            7        SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH                265,987 shares
       REPORTING PERSON WITH
                                     -------- ----------------------------------

                                     8        SHARED VOTING POWER
                                              0 shares
                                     -------- ----------------------------------

                                     9        SOLE DISPOSITIVE POWER
                                              265,987 shares
                                     -------- ----------------------------------

                                     10       SHARED DISPOSITIVE POWER
                                              0 shares
------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             265,987 shares
------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                        [ ]

------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.52%
------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             PN
------------ -------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                     ----------------------------------
CUSIP NO.  170404107                 13 D               Page 4 of 8 Pages
-------------------------                     ----------------------------------

------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             Foundation Capital Management, L.L.C.     94-3233430
------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [X]
------------ -------------------------------------------------------------------

3            SEC USE ONLY
------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware, United States of America
------------ -------------------------------------------------------------------

         NUMBER OF SHARES            7        SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH                3,115,813 shares
       REPORTING PERSON WITH
                                     -------- ----------------------------------

                                     8        SHARED VOTING POWER
                                              0 shares
                                     -------- ----------------------------------

                                     9        SOLE DISPOSITIVE POWER
                                              3,115,813 shares
                                     -------- ----------------------------------

                                     10       SHARED DISPOSITIVE POWER
                                              0 shares
------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             3,115,813 shares
------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                        [ ]

------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.14%
------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             PN
------------ -------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1            Security and Issuer

(a)      Name of the Issuer: Chordiant Software, Inc. (the "Issuer")

(b) Title of Security: Common Stock, par value $0.001 per share (the "Common Stock")

(c)      The Issuer's principal executive office:

                                        20400 Stevens Creek Boulevard, Suite 400
                                        Cupertino, CA  95014


Item 2            Identity and Background

(a)      Name:

              Foundation Capital, L.P. ("FC")
              Foundation Capital Entrepreneurs Fund, L.L.C. ("FCE") Foundation Capital Management, L.L.C. ("FCM")

(b)      Residence or business address:

              c/o Foundation Capital
              70 Willow Road, Suite 200
              Menlo Park, CA  94025

(c)      Principal Business/Principal Occupation:

         The principal business of FC and FCE is acting as venture capital investment vehicles. FCM serves as the sole general partner of FC and FCE.

(d)      Convictions in criminal proceedings in the last 5 years:

         None.

(e)      Judgments for violations of Securities Laws in the last 5 years:

         None.

(f)      Citizenship:

         Entities:         FC               -        Delaware
                           FCE              -        Delaware
                           FCM              -        Delaware


Item 3            Source and Amount of Funds or Other Consideration

Not applicable.

Item 4            Purpose of Transaction

FC, FCE and FCM acquired the Common Stock for investment purposes.

Subject to applicable legal requirements, Reporting Persons may purchase additional Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their Common Stock at any time.

Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.


Item 5            Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2001:

     ============================ =========== ============ ============
     Ownership/Power                  FC          FCE          FCM
     ---------------------------- ----------- ------------ ------------
     Beneficial Ownership         2,849,826    265,987     3,115,813
     ---------------------------- ----------- ------------ ------------
     Percentage of Class            5.62         0.52         6.14
     ---------------------------- ----------- ------------ ------------
     Sole Voting Power            2,849,826    265,987     3,115,813
     ---------------------------- ----------- ------------ ------------
     Shared Voting Power              0           0            0
     ---------------------------- ----------- ------------ ------------
     Sole Dispositive Power       2,849,826    265,987     3,115,813
     ---------------------------- ----------- ------------ ------------
     Shared Dispositive Power         0           0            0
     ============================ =========== ============ ============


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Not applicable.



Item 7        Material to be filed as Exhibits


              Exhibit A:  Joint Filing Statement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002

FOUNDATION CAPITAL MANAGEMENT, L.L.C.

By:      /s/ William B. Elmore
         --------------------------------------------
         Member


FOUNDATION CAPITAL, L.P.

By:      Foundation Capital Management, L.L.C.
         its General Partner

By:      /s/ William B. Elmore
         --------------------------------------------
         Member


FOUNDATION CAPITAL ENTREPRENEURS FUND, L.L.C.

By:      Foundation Capital Management, L.L.C.
         its Manager

By:      /s/ William B. Elmore
         --------------------------------------------
         Member

                                    Exhibit A


We, the undersigned, hereby express our agreement that the attached Schedule 13D (or any amendments thereto) relating to the Common Stock of Chordiant Software, Inc. is filed on behalf of each of us.

Dated:  February 14, 2002


FOUNDATION CAPITAL MANAGEMENT, L.L.C.

By:      /s/ William B. Elmore
         --------------------------------------------
         Member


FOUNDATION CAPITAL, L.P.

By:      Foundation Capital Management, L.L.C.
         its General Partner

By:      /s/ William B. Elmore
         --------------------------------------------
         Member


FOUNDATION CAPITAL ENTREPRENEURS FUND, L.L.C.

By:      Foundation Capital Management, L.L.C.
         its Manager

By:      /s/ William B. Elmore
         --------------------------------------------
         Member